Exhibit 99.3

BOUGHT DEAL TREASURY OFFERING OF COMMON SHARES

Silver Wheaton Corp.

Treasury Offering of Common Shares

Term Sheet

March 31, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the base shelf prospectus, and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document and may be obtained from RBC Capital Markets, BMO Capital Markets, CIBC Capital Markets or Scotiabank for which contact details are provided below.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Terms and Conditions

Issuer:	Silver Wheaton Corp. (“Silver Wheaton” or the “Company”)

Issue:	Treasury offering of 33,135,000 common shares of the Company (the “Common Shares”).

Issue Price:	US$16.60 per Common Share

Issue Amount:	Approximately US$550 million

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

Use of Proceeds:	The Company intends to use the net proceeds of the Offering to reduce the amount drawn on its US$2.0 billion revolving credit facility.

Cash Dividends:

The Company currently pays a quarterly dividend of US$0.05 per common share. Dividends are at the sole discretion of the company. The first dividend which purchasers under this Offering are expected to be eligible to receive is the expected dividend payable in June, 2016 to shareholders of record in May, 2016.

Form of Offering:	Bought deal by way of a shelf prospectus and prospectus supplement in all provinces of Canada and pursuant to the multijurisdictional disclosure system in the United States.

Listing:

Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing common shares of the Company are listed on the TSX and the NYSE under the symbol “SLW”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Bookrunners:	RBC Capital Markets, BMO Capital Markets, CIBC Capital Markets and Scotiabank

Commission:	4.0%

Closing:	On or about April 7, 2016

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the Issue to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Issue.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the Issue will arrange to send you the prospectus or you may request it in Canada by contacting RBC Capital Markets, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Tel: 1-416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4020 or by email at torbramwarehouse@datagroup.ca, or from CIBC Capital Markets, 22 Front Street West, Mailroom, Toronto, ON, M5J 2W5 Attention: Michelene Dougherty; Phone: 416-956-3636; Email: michelene.dougherty@cibc.ca, or from Scotiabank, Attention: Equity Capital Markets (tel:416-862-5837), Scotia

Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario, and, in the United States, by contacting RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; (Tel: 1-877-822-4089; E-mail: equityprospectus@rbccm.com) or from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com or from CIBC Capital Markets, 425 Lexington Avenue, 5th floor, New York, NY; Attention: Hector Cruz; Phone: 1-800-282-0822; Email: useprospectus@cibc.com or from Scotiabank Attention: Equity Capital Markets (tel:416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario.